Exhibit 21.1

Zekelman Industries, Inc. – Subsidiaries

Subsidiary	State or Other Jurisdiction of Formation

Zekelman Holding, Inc.	Delaware
Wheatland Tube, LLC	Pennsylvania
Western Tube & Conduit Corporation	California
Atlas (USA) Holding, Inc.	Delaware
Atlas Tube (Plymouth), Inc.	Michigan
Atlas Tube (Arkansas), Inc.	Delaware
Atlas Tube (Chicago), LLC	Delaware
Lakeside Steel Holding USA	Delaware
Lakeside Steel Alabama, Inc.	Delaware
Lakeside Steel Texas, LLC	Delaware
Lakeside Steel USA Inc.	Delaware
Atlas Tube (Alabama), Inc.	Delaware
Z-Modular, LLC	Delaware
Z-Modular Holding, Inc.	Delaware
Hayes Modular Acquisition, LLC	Delaware
JMC Steel Capital, LLC	Delaware
M.O.S. Inc.	Delaware
Zekelman Maritime, Inc.	Marshall Islands
6582125 Canada Inc.	Ontario
JMC Steel Holdings Corporation	Ontario
Atlas Tube and Metal Sales Inc.	Ontario
VectorBloc Corp.	Ontario
Atlas Tube Canada ULC	Alberta
Atlas ABC Canada ULC	Alberta